CANADIAN SUPPLEMENT TO

MANAGEMENT’S DISCUSSION AND ANALYSIS

of Financial Condition and Results of Operations,
for the three and six months ended April 30, 2008

This document supplements the Management’s Discussion and Analysis for April 30, 2008 and has been prepared pursuant to Section 5.2 of National Instrument 51-102 – Continuous Disclosure Obligations

Canad ian supplement to Interim Report April 30 , 2008 management’s discussion and analysis
[All tabular amounts in millions of US Dollars, except where noted]

June 5, 2008

The interim unaudited financial statements of MDS Inc. (MDS or the Company) for the quarter ended April 30, 2008 are reported in United States (US) dollars and prepared in accordance with US generally accepted accounting principles (US GAAP).  As part of the Company’s Canadian filing requirements, we are providing this supplement (Canadian Supplement) to our management’s discussion and analysis (MD&A) that restates, based on financial information of MDS reconciled to Canadian generally accepted accounting principles (Canadian GAAP) those parts of our MD&A that would contain material differences if they were based on financial statements prepared in accordance with Canadian GAAP.  The Canadian Supplement should be read in conjunction with our unaudited financial statements and MD&A included in our interim report for the three month period ended April 30, 2008 prepared in accordance with US GAAP (Interim Report) and our 2007 annual MD&A and financial statements included in our annual report for the fiscal year ended October 31, 2007 (Annual Report).  Note 19 of our interim financial statements explains and quantifies the material differences between US GAAP and Canadian GAAP on the Company’s financial condition and results of operations.

The following contains forward-looking statements and should be read in conjunction with the factors set forth in the “Caution regarding forward-looking statements” section of the 2007 annual MD&A, dated January 22, 2008 contained in the Financial Review portion of our Annual Report.

In addition to measures based on US GAAP and Canadian GAAP, we use terms such as net revenue, adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA) and adjusted earnings per share (adjusted EPS).  These terms are not defined by US GAAP or Canadian GAAP and readers should refer to “Use of non-GAAP measures” in our 2007 annual MD&A.

Amounts are in millions of US dollars, except per share amounts and where otherwise noted.

Consolidated operating highlights
A summary of the impacts of the differences between US and Canadian GAAP appears below:
Three months ended April 30,
	2008	2007
Total revenues – US GAAP	$350	$286
Total revenues – Canadian GAAP	$353	$273

Operating loss – US GAAP	$8	$(96)
Operating income– Canadian GAAP	$17	$(80)

Income (loss) from continuing operations – US GAAP	$11	$(55)
Income (loss) from continuing operations – Canadian GAAP	$7	$(57)

Basic EPS - continuing operations – US GAAP	$0.09	$5.37
Basic EPS - continuing operations – Canadian GAAP	$0.06	$5.35

Six months ended April 30,
	2008	2007
Total revenues – US GAAP	$672	$550
Total revenues – Canadian GAAP	$683	$523

Operating loss – US GAAP	$2	$(105)
Operating income– Canadian GAAP	$34	$(77)

Income (loss) from continuing operations – US GAAP	$28	$(55)
Income (loss) from continuing operations – Canadian GAAP	$28	$(59)

Basic EPS - continuing operations – US GAAP	$0.23	$5.34
Basic EPS - continuing operations – Canadian GAAP	$0.23	$5.32

Consolidated operating highlights and adjusted EBITDA
Three months ended April 30,
	2008 US GAAP	Differences	2008 CDN GAAP	2007 US GAAP	Differences	2007 CDN GAAP
Net revenues	$326	$3	$329	$263	$(13)	$250
Total revenues	$350	$3	$353	$286	$(13)	$273
Operating income (loss)	$8	$9	$17	$(96)	$(25)	$(80)
Adjusted EBITDA	$34	$2	$36	$31	$7	$38

Six months ended April 30,
	2008 US GAAP	Differences	2008 CDN GAAP	2007 US GAAP	Differences	2007 CDN GAAP
Net revenues	$622	$11	$633	$504	$(27)	$477
Total revenues	$672	$11	$683	$550	$(27)	$523
Operating income (loss)	$2	$32	$34	$(105)	$22	$(77)
Adjusted EBITDA	$74	$8	$82	$61	$11	$72

The differences between US GAAP and Canadian GAAP that have the most significant impact on the Company’s financial condition and results of operations include accounting for: joint ventures, investment tax credits, research and development, stock-based compensation, embedded derivatives, pensions and in-process research and development (in-process R&D).

The primary difference between Canadian GAAP and US GAAP that affects the consolidated revenues and operating margin is that under Canadian GAAP proportionate consolidation is used to report the results of our joint ventures within the MDS Analytical Technologies segment, whereas under US GAAP we apply the method of equity accounting.    For the second quarter of 2008, we reported $3 million less revenue and $9 million less operating income under US GAAP than we would have reported under Canadian GAAP ($10 million less revenue and $16 million more operating loss for 2007).  Under US GAAP, the income from the joint ventures is included in equity earnings, which was $10 million in the second quarter of 2008 ($11 million in the second quarter of 2007).  Under Canadian GAAP, this amount was included in operating income as part of the proportionate consolidation.  As a result of this accounting difference, the calculation of adjusted EBITDA is different when utilizing US GAAP as the equity earnings include depreciation and amortization of $3 million for the second quarter of 2008 whilst the depreciation and amortization is added back to adjusted EBITDA when utilizing Canadian GAAP.

Other differences in operating income and adjusted EBITDA are listed below.

•
Non-refundable investment tax credits (ITCs) are treated as a reduction of expenditure under Canadian GAAP and a reduction of income tax under US GAAP.  In the second quarter of 2008, there were $1 million ($7 million in 2007) of ITCs which decreased our operating income under US GAAP, compared to Canadian GAAP.  Adjusted EBITDA was reduced by $1 million ($4 million in 2007) under US GAAP, compared to Canadian GAAP.

•
Research and Development (R&D) expenditures may be capitalized under Canadian GAAP if certain criteria are met; however these expenditures are expensed in the period they are incurred under US GAAP. In the second quarter of 2008, the $4 million ($2 million in 2007) of R&D capitalized under Canadian GAAP resulted in a reduction of adjusted EBITDA by the same amount under US GAAP, compared to Canadian GAAP.  Our operating income was lower by $3 million (nil in 2007) under US GAAP due to $1 million ($2 million in 2007) of amortization under Canadian GAAP relating to previously capitalized R&D.

•
Due to a difference in valuation methods for stock-based compensation under US GAAP and Canadian GAAP, our operating income was increased and adjusted EBITDA was higher by $2 million for the second quarter of 2008 ($1 million in 2007) under US GAAP, compared to Canadian GAAP.

•
Due to a difference in the identification of an embedded derivative under US GAAP and Canadian GAAP, our operating income was increased and adjusted EBITDA was higher by $3 million for the second quarter of 2008 (nil in 2007) under US GAAP, compared to Canadian GAAP.

•
Due to a difference in the valuation of pension obligations under US GAAP and Canadian GAAP, our operating income and adjusted EBITDA were lower by $1 million in the second quarter of 2008 (nil in 2007) under US GAAP, compared to Canadian GAAP.

In 2008 year-to-date numbers, under US GAAP, we include in-process R&D expense associated with an acquisition as an adjusting item for the calculation of adjusted EBITDA and adjusted EPS, however in-process R&D is not expensed under Canadian GAAP and therefore there is no adjustment.  In the second quarter of 2008 and 2007 the adjusting items are the same under US GAAP and Canadian GAAP.

Earnings per Share

The adjusted EPS for US GAAP and Canadian GAAP were as follows.
Three months ended April 30,
	2008 US GAAP	Differences	2008 CDN GAAP	2007 US GAAP	Differences	2007 CDN GAAP
Basic earnings per share from continuing operations – as reported	$0.09	$0.03	$0.06	$(0.40)	$(0.02)	$(0.42)
Adjusted for:
Restructuring charges, net	0.01	-	0.01	0.15	0.02	0.17
FDA-related customer settlements	(0.06)	-	(0.06)	0.29	-	0.29
Valuation provisions	0.03	-	0.03	0.04	-	0.04
Mark-to-market on interest rate swaps	-	-	-	-	-	-
MAPLE settlement	-	-	-	(0.02)	-	(0.02)
Loss on sale of business and long-term investments	-	-	-	0.03	-	0.03
Acquisition integration	(0.01)	-	(0.01)	0.02	-	0.02
Tax rate changes	-		-	-	-	-
Adjusted EPS	$0.06	$0.03	$0.03	$0.11	$-	$0.11

Six months ended April 30,
	2008 US GAAP	Differences	2008 CDN GAAP	2007 US GAAP	Differences	2007 CDN GAAP
Basic earnings per share from continuing operations – as reported	$0.23	$0.08	$0.23	$(0.39)	$(0.03)	$(0.42)
Adjusted for:
Restructuring charges, net	0.01	-	0.01	0.23	0.01	0.24
FDA-related customer settlements	(0.06)	-	(0.06)	0.29	-	0.29
Valuation provisions	0.03	-	0.03	0.04	-	0.04
Mark-to-market on interest rate swaps	(0.02)	-	(0.02)	-	(0.01)	(0.01)
MAPLE settlement	-	-	-	(0.02)	-	(0.02)
Loss on sale of business and long-term investments	-	-	-	0.02	-	0.02
Acquisition integration	0.01	-	0.01	0.02	-	0.02
Tax rate changes	(0.09)	-	(0.09)	-	-	-
Adjusted EPS	$0.11	$0.08	$0.11	$0.19	$(0.03)	$0.16

MDS Pharma Services
Selected Financial Highlights
Three months ended April 30,
	2008 US GAAP	Differences	2008 CDN GAAP	2007 US GAAP	Differences	2007 CDN GAAP
Net revenues	$128	$-	$128	$115	$-	$115
Total revenues	$152	$-	$152	$138	$-	$138
Operating income (loss)	$-	$-	$-	$(98)	$1	$(97)
Adjusted EBITDA	$(1)	$-	$(1)	$-	$-	$3

Six months ended April 30,
	2008 US GAAP	Differences	2008 CDN GAAP	2007 US GAAP	Differences	2007 CDN GAAP
Net revenues	$248	$-	$248	$236	$-	$236
Total revenues	$298	$-	$298	$282	$-	$282
Operating income (loss)	$(1)	$-	$(1)	$(113)	$-	$(113)
Adjusted EBITDA	$5	$-	$5	$1	$3	$4

For MDS Pharma Services there were no material differences in the current quarter.

MDS Nordion
Selected Financial Highlights
Three months ended April 30,
	2008 US GAAP	Differences	2008 CDN GAAP	2007 US GAAP	Differences	2007 CDN GAAP
Total revenues	$80	$-	$80	$71	$(1)	$70
Operating income (loss)	$21	$(1)	$20	$20	$2	$22
Adjusted EBITDA	$24	$(1)	$23	$22	$1	$21

Six months ended April 30,
	2008 US GAAP	Differences	2008 CDN GAAP	2007 US GAAP	Differences	2007 CDN GAAP
Total revenues	$140	$-	$140	$138	$(1)	$137
Operating income (loss)	$25	$4	$29	$37	$3	$40
Adjusted EBITDA	$35	$4	$39	$42	$-	$42

For MDS Nordion there were three material differences between US GAAP and Canadian GAAP.
•
Under US GAAP, there was an embedded derivative associated with MDS Nordion’s long term Russian Cobalt supply agreement.  Under Canadian GAAP, the contract was not considered to contain an embedded derivative as the US dollar currency used in the contract was considered to be a common usage currency.  Under US GAAP, a $3 million (nil in 2007) gain was recorded in the second quarter of 2008 related to the mark-to-market of the embedded derivative and therefore operating income and adjusted EBITDA are higher under US GAAP, compared to Canadian GAAP.

•
There is a difference in valuation of pension obligations.  Under US GAAP, compared to Canadian GAAP, the operating income and adjusted EBITDA are lower by $1 million in the second quarter of 2008 (nil in 2007) related to a MDS Nordion pension plan.

•
Under Canadian GAAP, ITCs were recorded as a reduction in cost of revenues.  Under US GAAP, ITCs are included in income taxes and therefore, when compared to Canadian GAAP, MDS Nordion’s operating income and adjusted EBITDA is decreased by $1 million (nil in 2007) in the second quarter of 2008.

MDS Analytical Technologies

Selected Financial Highlights
Three months ended April 30,
	2008 US GAAP	Differences	2008 CDN GAAP	2007 US GAAP	Differences	2007 CDN GAAP
Total revenues	$118	$3	$121	$77	$10	$88
Operating income (loss)	$(4)	$12	$8	$(3)	$7	$10
Adjusted EBITDA	$17	$5	$22	$15	$5	$20

Six months ended April 30,
	2008 US GAAP	Differences	2008 CDN GAAP	2007 US GAAP	Differences	2007 CDN GAAP
Total revenues	$234	$11	$245	$130	$20	$150
Operating income (loss)	$(9)	$30	$21	$(8)	$28	$20
Adjusted EBITDA	$44	$8	$52	$27	$8	$35

The Sciex division of MDS Analytical Technologies carries out the majority of its business through joint ventures.  Currently, MDS generates the majority of its income associated with these joint ventures from the net income of the joint ventures, and not from its sales to the joint ventures.  Under US GAAP, we equity account for the joint ventures and therefore the majority of the income related to the Sciex division is reflected in equity earnings, which represent our share of the net income of the joint ventures. We include equity earnings in our calculation of adjusted EBITDA, however, under US GAAP, these earnings are not included in operating income.  Under Canadian GAAP, these joint ventures are proportionately consolidated and therefore the earnings associated with the joint ventures is included in operating income.

As a result of the difference in accounting for joint ventures, for the second quarter of 2008, we reported $3 million less revenue and $9 million less operating income under US GAAP than we would have reported under Canadian GAAP ($10 million less and $9 million less, respectively for 2007).  Under US GAAP, the income from the joint ventures is included in equity earnings, which were $10 million in the second quarter of 2008 ($11 million in 2007).  Under Canadian GAAP this amount was reflected in operating income as part of the proportionate consolidation.  As a result of this accounting difference, the calculation of adjusted EBITDA is different when utilizing US GAAP as the equity earnings include depreciation and amortization of $3 million for the second quarter of 2008 whilst the depreciation and amortization is added back to adjusted EBITDA when utilizing Canadian GAAP.

For MDS Analytical Technologies, the other main difference between US GAAP and Canadian GAAP is in accounting for research and development expenditures. In the second quarter of 2008, the $4 million ($2 million in 2007) of R&D capitalized under Canadian GAAP, resulted in a reduction of adjusted EBITDA by the same amount under US GAAP, compared to Canadian GAAP.  Operating loss was increased by $3 million (nil in 2007) under US GAAP due to $1 million ($2 million in 2007) of amortization under Canadian GAAP that related to previously capitalized R&D.

MDS Corporate and other

Selected Financial Highlights
Three months ended April 30,
	2008 US GAAP	Differences	2008 CDN GAAP	2007 US GAAP	Differences	2007 CDN GAAP
Operating income (loss)	$(9)	$(2)	$(11)	$(15)	$-	$(15)
Adjusted EBITDA	$(6)	$(2)	$(8)	$(6)	$-	$(6)

Six months ended April 30,
	2008 US GAAP	Differences	2008 CDN GAAP	2007 US GAAP	Differences	2007 CDN GAAP
Operating income (loss)	$(13)	$2	$(15)	$(21)	$(3)	$(24)
Adjusted EBITDA	$(10)	$(4)	$(14)	$(9)	$-	$(9)

The primary difference between US GAAP and Canadian GAAP for Corporate and other is due to the difference in valuation methods used for stock-based compensation.  Under US GAAP, compared to Canadian GAAP, the operating loss is reduced and adjusted EBITDA is increased by $2 million in the second quarter of 2008 ($1 million in 2007) related to one of our stock-based compensation programs.

For additional information and details, readers are referred to the 2007 annual financial statements and management’s discussion and analysis for 2007 and the Company’s 2007 Annual Information Form (AIF), all of which are published separately and are available at www.mdsinc.com and at www.sedar.com. In addition, the Company’s 40-F filing is available at www.sec.gov.